UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

Amendment No. 1

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILARY PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LINCOLN NATIONAL CORPORATION EMPLOYEES’
SAVINGS AND RETIREMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA  19087

EXPLANANTORY NOTE

The Lincoln National Corporation Employees’ Savings and Retirement Plan is filing this amendment to its Form 11-K for the fiscal year ended December 31, 2009 (the “Form 11-K) because it inadvertently omitted the tabular information for the reconciliation of distributions to participants per the financial statements to the Form 5500 and the notation “Exhibit 23.1” on the Consent of Independent Registered Public Accounting Firm in the initial filing of the Form 11-K.  The tabular information for the reconciliation of distributions to participants per the financial statements to the Form 5500 is now included at page 12 of this filing and Exhibit 23.1 has been added to the Consent of Independent Registered Public Accounting Firm.  Other than adding tabular information for the reconciliation of distributions to participants per the financial statements to the Form 5500 and the addition of Exhibit 23.1 to the Consent of Independent Registered Public Accounting Firm, this amendment does not modify or update in any way the disclosures in the original Annual Report on Form 11-K.  For the convenience of the reader this Form 11-K/A sets forth the Form 11-K in its entirety.

REQUIRED INFORMATION

Financial statements and schedule for Lincoln National Corporation Employees’ Savings and Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Audited Financial Statements and Supplemental Schedule

Lincoln National Corporation
Employees’ Savings and Retirement Plan
As of December 31, 2009 and 2008, and for the
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

Lincoln National Corporation
Employees’ Savings and Retirement Plan

Audited Financial Statements
and Supplemental Schedule

As of December 31, 2009 and 2008, and for the
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lincoln National Corporation
Employees’ Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Lincoln National Corporation Employees’ Savings and Retirement Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for  benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Philadelphia, Pennsylvania
June 29, 2010

Lincoln National Corporation
Employees’ Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2009	2008
Assets
Investments, at fair value:
Mutual funds (cost: 2009 - $279,278,725; 2008 - $254,933,305)	$300,236,307	$200,023,262
Collective investment trust funds
(cost: 2009 - $100,947,199; 2008 - $96,510,615)	117,445,139	87,726,663
Common stock - Lincoln National Corporation
(cost: 2009 - $77,197,926; 2008 - $101,744,506)	95,516,206	65,659,563
Investment contracts - The Lincoln National Life Insurance Company	152,333,309	122,921,075
Wilmington Trust money market fund	6,644,587	1,938,334
Participant loans	16,010,952	12,925,596
Total investments, at fair value	688,186,500	491,194,493

Accrued interest receivable	262,480	503,893
Cash	-	273,973
Total assets	688,448,980	491,972,359

Liabilities
Net pending trades	3,509,253	193,337
Total liabilities	3,509,253	193,337
Net assets available for benefits	$684,939,727	$491,779,022

See accompanying notes to the financial statements.

Lincoln National Corporation
Employees’ Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended
	December 31,
	2009	2008
Investment income:
Cash dividends	$11,398,808	$9,531,407
Interest	922,992	3,416,516
Total investment income	12,321,800	12,947,923

Net realized gain (loss) on sale and distribution of investments:
Mutual funds	(7,051,370)	(5,095,726)
Collective investment trusts	(338,401)	(902,169)
Common stock - Lincoln National Corporation	(18,408,998)	(10,241,046)
Pooled separate accounts - The Lincoln National Life Insurance Company	-	34,408,229
Total net realized gain (loss)	(25,798,769)	18,169,288

Net change in unrealized appreciation (depreciation) of investments	156,959,743	(262,869,031)

Contributions:
Participants	41,345,261	43,618,272
Rollovers	2,922,379	2,779,575
Employer	62,649,584	66,828,524
Total contributions	106,917,224	113,226,371

Spin-off to Delaware Management Holdings, Inc.
Employees' Savings and 401(k) Plan	-	(64,773,607)

Transfers to affiliated plans	(787,886)	(2,767,751)

Distributions to participants	(56,371,079)	(78,499,123)
Administrative expenses	(80,328)	(243,606)
Total distributions and expenses	(56,451,407)	(78,742,729)

Net increase (decrease) in net assets available for benefits	193,160,705	(264,809,536)
Net assets available for benefits at beginning of the year	491,779,022	756,588,558
Net assets available for benefits at end of the year	$684,939,727	$491,779,022

See accompanying notes to the financial statements.

Lincoln National Corporation
Employees’ Savings and Retirement Plan

Notes to Financial Statements
December 31, 2009

1.  Description of the Plan

The following description of the Lincoln National Corporation Employees’ Savings and Retirement Plan (“Plan”) is a summary only and a detailed Plan document can be obtained from Lincoln National Corporation (“LNC”) Human Resources.  The Plan is intended to be qualified under Internal Revenue Code section 401(a) by the terms and provisions of the Plan document and in operation.

A new retirement program, which was announced on May 1, 2007, began on January 1, 2008.  The amendment and restatement of the Plan included certain enhancements discussed below, as well as the Plan’s name change.  The Plan is a Safe Harbor 401(k) plan effective on and after January 1, 2008, provided it meets the Safe Harbor Matching Contribution requirements.  The Plan is a contributory, defined contribution plan that covers substantially all employees of LNC (“Employer”) and certain of its subsidiaries who meet the conditions of eligibility to participate as defined by the Plan document.  As of January 1, 2008, the Plan spun off the account balances of all Delaware Management Holdings, Inc. (“DMH”) participants, totaling $64,773,607 to the Delaware Management Holdings, Inc. Employees’ Savings and 401(k) Plan.

Participants may make pre-tax contributions to the Plan.  As of January 1, 2008, all newly hired or rehired employees are automatically enrolled in the Plan with pre-tax contributions being made at the rate of 6% of eligible compensation.  A participant may elect to not participate in the Plan or change the contribution rate from 6%.  A participant may also elect to reduce their compensation to make Roth 401(k) contributions to the Plan.  Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  A participant may make a combination of pre-tax contributions and Roth 401(k) contributions not to exceed 50% of eligible earnings up to a maximum annual amount as determined by the Internal Revenue Service (“IRS”) and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Effective January 1, 2008, the 50% limit applies to all participants provided the Plan meets the Safe Harbor 401(k) plan requirements.  Pre-tax and Roth contributions are aggregated for percentage limit purposes.   Previously, the Plan limit was not more than 50% of eligible earnings (and a minimum of 1% of eligible earnings) subject to applicable IRS and other Plan limits (9% for highly compensated employees, as defined in the Plan). The Plan is subject to the provisions of ERISA.

Employer contributions are provided to the Plan.  As of January 1, 2008, the Plan increased the basic Employer match from $.50 for each $1.00 that a participant contributes each pay period, up to 6% of eligible compensation, to $1.00 for each $1.00 that a participant contributes each pay period, up to 6% of eligible compensation.  Additionally, the discretionary Employer match feature was eliminated and replaced by a guaranteed “core” Employer contribution of 4% of eligible compensation per pay period. The core Employer contribution is contributed to each eligible employee regardless of whether the employee elects to defer compensation into the Plan.  In addition, certain eligible employees also qualified for a “transition” Employer contribution between 0.2% and 8.0% of eligible compensation per pay period which will continue for a period of 10 years beginning on January 1, 2008.  Eligibility for transition Employer contributions is based on a combination of age and vesting years of service as provided in the Plan with a minimum 10-year vesting service requirement for legacy LNC employees, and a minimum 5-year vesting service requirement for Legacy Jefferson-Pilot employees. Eligibility for transition Employer contributions and the applicable percentage used to determine a participant’s transition contribution was established on December 31, 2007, and applies only to those who were participants as of December 31, 2007.  A participant cannot grow into transition credits.  Transition contributions will cease on December 31, 2017.

Effective January 1, 2008, participants’ pre-tax contributions, Roth 401(k) contributions and earnings thereon are fully vested at all times.

Effective January 1, 2008, participants’ pre-tax contributions, Roth 401(k) contributions, Employer match contributions, transition Employer contributions, and earnings thereon are fully vested at all times.  Except for DMH employees, all participants employed as of December 31, 2007 became fully vested in their Employer match and discretionary Employer match contributions.  Effective January 1, 2008, the core Employer contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested

Less than 2	0%
2 or more	100%

As a result of changes in participants’ employment status, $787,886 and $2,767,751 of net transfers were sent to affiliated Lincoln National Life Insurance Company (“LNL”) plans during 2009 and 2008, respectively.

Participants direct the Plan to invest their contributions and all Employer related contributions in any combination of the investment options offered under the Plan. Discretionary matching contributions for the 2007 Plan year, deposited in 2008, were invested in accordance with Participant’s investment elections.

The Employer has the right to discontinue contributions and to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, all non-vested amounts allocated to participant accounts would become fully vested.

Participants have the option of either receiving payment of dividends earned with respect to shares in the LNC common stock investment or having the dividends reinvested in the LNC common stock investment.

The Plan may make loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000, but not more than the total value of the participants’ accounts less the highest outstanding loan balance in the previous 12-month period. Interest charged on new loans to participants is established monthly based upon a reasonable rate of interest at the then prevailing rate.  Investment income credited on loans was $922,992 and $221,376 in 2009 and 2008, respectively.  Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service due to disability, retirement, or job elimination, a participant may elect to receive either a lump-sum amount equal to the entire value of the participant’s account or an installment option if certain criteria are met; in case of death, the participant’s beneficiary makes that election. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $1,000 are immediately distributable as a lump-sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account or other qualified arrangement.

Each participant’s account is credited with the participant’s contributions, Employer contributions, and applicable investment results thereon, and is charged with an allocation of administrative expenses. Forfeited non-vested amounts may be used to reduce future Employer contributions or pay administrative expenses of the Plan. Forfeitures of $3,043 and $511,143 were used to offset contributions in 2009 and 2008, respectively. Unallocated forfeitures were $832,363 and $241,903 at December 31, 2009 and 2008, respectively.

2.  Summary of Significant Accounting Policies

Investments Valuation and Income Recognition

As of October 1, 2008, Wilmington Trust (“Trustee”) became the new trustee for the Plan.  In addition, Lincoln Alliance (“recordkeeper”) also assumed responsibility as the recordkeeper for the Plan as of October 1, 2008.  Prior to this date Wells Fargo Bank (“WFB”) acted as the Plan’s trustee and recordkeeper.  Assets transferred from WFB to the Trustee on October 1, 2008, totaled $576,541,193.

As of December 31, 2009, the assets of the Plan consisted primarily of mutual funds, collective investment trusts, LNC common stock, investment contracts issued by LNL, Wilmington Trust Money Market Fund (“money market fund”) and participant loans.  Marketable securities are stated at fair value based on quoted market prices in an active market at the Plan’s year end.  The investment in LNC common stock is valued at the closing sales price reported on the New York Stock Exchange Composite Listing on the last business day of the year.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  The fair value of ownership interest of the collective investment trusts is established by the Trustee based on the quoted redemption values of the underlying investments on the last business day of the Plan year.  The money market fund, which approximates fair value, is also utilized by the Trustee to hold money that has been removed from the participants’ funds and is waiting for distribution to the appropriate participants.

Prior to October 1, 2008, the Plan’s assets consisted of LNC common stock, pooled separate account investment contracts underwritten by LNL, investment contracts underwritten by LNL, WFB Short-Term Investment Account and participant loans.  The WFB Short-Term Investment Account, which was invested in the common stock fund, was valued at cost, which approximated fair value.  The fair value of participation units in the pooled separate accounts estimated by LNL was based on quoted redemption value of the underlying investments on the last business day of the year.

The investment contracts are valued at contract value as estimated by LNL. As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Fully Benefit-Responsive Investment Contracts Topic, investment contracts held by a defined-contribution plan that are fully benefit responsive are required to be reported at fair value and an adjustment to total net assets is required to show net assets at contract value.  The investment contracts held by the Plan are fully benefit responsive; therefore, contract value approximates fair value as a result of current interest rates credited to the contracts.  Contract value represents net contributions plus interest at the contract rate.

Participant loans are valued at their outstanding balances, which approximate fair value.

The cost of investments sold, distributed, or forfeited is determined using the specific-identification method.  Investment purchases and sales are accounted for on a trade-date basis.

Interest and dividend income is recorded when earned.

Accounting Estimates and Assumptions

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States.  Management is required to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Those estimates are inherently subject to change and actual results could differ from those estimates.

Fair Value

In September 2006, the FASB issued the Fair Value Measurements and Disclosures Topic of the FASB ASC, which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements.  Effective January 1, 2008, the Plan adopted the Fair Value Measurements and Disclosures Topic.  The Fair Value Measurements and Disclosures Topic defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction.  Disclosures include a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.  Adoption of the Fair Value Measurements and Disclosures Topic did not have a material impact on the Plan’s financial statements.

The Fair Value Measurement standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the fair value hierarchy.

Mutual funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund and focused on accumulating earnings while maintaining the appropriate level of diversified risk.  This category includes investments such as mid-cap, conservative, moderate growth and international funds.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the fair value hierarchy.

Collective investment trusts are public investment vehicles valued using the NAV provided by the Trustee and focused on stability of maintaining principal and a steady growth of earnings while maintaining the appropriate level of risk to the type of trust.  This category includes investments such as small-cap growth, large-cap growth, diversified income and international equity trusts.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within Level 2 of the fair value hierarchy.

LNC common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the fair value hierarchy.

The Plan invests in an Unallocated Group Fixed Annuity Contract issued by LNL, who guarantees a fixed interest rate.  This investment is focused on preserving principal while earning a minimal return.  The NAV for the investment contract is $1.  The investment contract is classified within level 3 of the valuation hierarchy.  See footnote 3 for further discussion.

The money market fund is a public investment vehicle valued using $1 for the NAV.  The money market fund is classified within level 2 of the valuation hierarchy.

Plan participant loans are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.

See “Fair Value of Financial Instruments, Carried at Fair Value” in Note 4 for additional fair value disclosures.

Adoption of New Accounting Standards

In February 2008, the FASB amended the Fair Value Measurements and Disclosures Topic of the FASB ASC in order to delay the effective date of fair value measurement for non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  We applied fair value measurement to non-financial assets and non-financial liabilities beginning on January 1, 2009.  The application did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB amended the Fair Value Measurements and Disclosures Topic to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability and additional guidance on circumstances that may indicate a transaction is not orderly.  The FASB provided illustrative examples of key considerations when applying fair value measurement principles to estimate fair value in non-active markets when there has been a significant decrease in the volume and level of activity for the asset.  Additional financial statement disclosures are also required about an entity’s fair value measurements in annual and interim reporting periods.  Any changes in valuation techniques resulting from the adoption of this amended guidance are accounted for as a change in accounting estimate in accordance with the FASB ASC guidance related to accounting changes and error corrections.  As permitted under the transition guidance, we adopted these amendments to the Fair Value Measurements and Disclosures Topic effective January 1, 2009.  The adoption did not have a material impact on the Plan’s financial statements.

In May 2009, the FASB updated the Subsequent Events Topic of the FASB ASC in order to establish standards of accounting for the disclosure of events that take place after the balance sheet date, but before the financial statements are issued.  The effect of all subsequent events that existed as of the balance sheet date must be recognized in the financial statements.  For those events that did not exist as of the balance sheet date, but arose after the balance sheet date and before the financial statements are issued, recognition is not required, but depending on the nature of the event, disclosure may be required in order to keep the financial statements from being misleading.  We adopted these provisions, prospectively, as of December 31, 2009.  The adoption of these amendments to the Subsequent Event Topic did not have a material impact on the Plan’s financial statements.

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”), which amends the Fair Value Measurements and Disclosures Topic of the FASB ASC to provide further guidance on the application of fair value measurements, due to the general lack of observable market information available for liabilities. These amendments to the Fair Value Measurements and Disclosures Topic identify valuation techniques which can be used to measure the fair value of a liability when a quoted price in an active market is not available.  In addition, the amendments clarify that an entity is not required to include a separate input or adjustment to other inputs related to a restriction that prevents the transfer of the liability and clarifies when a quoted price for a liability would be considered a Level 1 input.  ASU 2009-05 is effective for the reporting period ending December 31, 2009.  Any revisions resulting from a change in a valuation technique, or its application, must be accounted for as a change in accounting estimate and the specified disclosure for a change in accounting estimate must be included in the notes to the financial statements.  We adopted these amendments to the Fair Value Measurements and Disclosures Topic effective January 1, 2009.  The adoption did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB issued ASU No. 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”), which amends the Fair Value Measurements and Disclosures Topic of the FASB ASC to permit the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values.  The net asset value per share must be calculated in a manner consistent with the measurement principles of the Financial Services – Investment Companies Topic of the FASB ASC and can be used by investors in investments such as hedge funds, private equity funds, venture capital funds and real estate funds.  If it is probable the investment will be sold for an amount other than net asset value, the investor would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data.  In addition, the amendments require enhanced disclosure for the investments within the scope of this accounting update.  The accounting guidance in ASU 2009-12 is effective for periods ending after December 15, 2009, and early adoption is permitted.  We adopted these amendments effective January 1, 2009.  The adoption did not have an impact on the Plan’s financial statements.

Future Adoption of Accounting Standards

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which primarily requires new disclosures related to the levels within the fair value hierarchy.  An entity will be required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3.  In addition, ASU 2010-06 will amend the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level.  ASU 2010-06 will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010.  We will include the disclosures as required by ASU 2010-06 in the notes to the Plan’s financial statements effective January 1, 2010, except for the disclosures related to Level 3 fair value measurements, which we will include in the notes to the Plan’s financial statements effective January 1, 2011.

3.  Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets was as follows:

	As of December 31, 2009		As of December 31, 2008
	Shares or Units	Fair Value	Shares or Units	Fair Value
Mutual funds:
Columbia Acorn Z	1,950,037.161	$ 48,126,917	1,825,165.227	$ 32,323,676
American Fund Growth Fund of
America R-5	1,697,372.917	46,304,333	1,442,673.136	29,488,239
Harbor International Growth Institutional	3,270,935.202	36,209,253	3,238,209.519	26,261,879
Vanguard Institutional Index	618,619.371	63,086,803	578,948.874	47,786,440

Collective investment trusts:
Delaware Large Cap Value Trust (1)	2,890,020.493	30,027,313	2,874,537.296	25,238,437
Delaware Diversified Income Trust	4,076,803.592	52,713,070	3,819,357.200	40,294,219

Common stock - LNC	3,839,075.804	95,516,206	3,485,115.000	65,659,563

Investment contracts - LNL	152,333,309.000	152,333,309	122,921,075.000	122,921,075

(1)
The December 31, 2009, investment balance was less than 5% of the 2009 Plan’s net assets, but still presented for comparative purposes as the December 31, 2008, investment balance was greater than 5% of the 2008 Plan’s net assets.

The Plan holds investments in investment contracts.  Since October 1, 2008, the Plan invested in the Lincoln Stable Value Fund (“Investment Contracts – LNL”), which has a credited interest rate that is based upon the three-year average of the Barclays rate plus 20 basis points and can be changed quarterly.  For fourth quarter 2008, the average crediting rate for the Investment Contract – LNL was 4.95% (annualized), and for 2009 the average crediting rate was approximately 4.70%.  Interest is credited at the same rate for the entire contract value.  The guaranteed minimum interest rate (“GMIR”) is 3.00%.  The guarantee is based on LNL’s ability to meet its financial obligations from the general assets of LNL.

Prior to October 1, 2008, the Plan invested in the LNL Guaranteed Account (“Guaranteed Account”), which earned an average interest rate of approximately 4.00% (annualized) in the first three quarters of 2008.  The credited interest rates for new contributions, which approximated current market rates, were 4.00% for the first three quarters of 2008.  The rate on new contributions was guaranteed through the three succeeding calendar year quarters.  The credited interest rates for the remaining contract value balance, which approximated current market rates, were 4.00% (annualized) at September 30, 2008, and were determined based upon the performance of LNL’s general account.  The credited interest rates could be changed quarterly for the Guaranteed Account.  The GMIR was 3.50% through September 30, 2008.  The guarantee was based on LNL’s ability to meet its financial obligations from the general assets of LNL.

For both the Investment Contract – LNL and the Guaranteed Account, restrictions apply to the aggregate movement of funds to other investment options.  The fair value of the investment contracts approximate contract value.  Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

The table below describes the net change in unrealized appreciation (depreciation) of investments by category and in the aggregate.

	For the Years Ended
	December 31,
	2009	2008

Mutual funds	$75,867,624	$(54,910,043)
Collective investment trusts	25,281,892	(8,783,952)
Common stock - LNC	55,810,227	(76,032,081)
Pooled separate accounts - LNL	-	(123,142,955)
Total	$156,959,743	$(262,869,031)

4.  Fair Value of Financial Investments, Carried at Fair Value

See “Adoption of New Accounting Standard” in Note 2 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

We did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2009, or December 31, 2008, and we noted no changes in our valuation methodologies between these periods.

The tables below are the Plan’s financial instruments carried at fair value on a recurring basis by the Fair Value Measurements and Disclosures Topic of the FASB ASC hierarchy levels described in Note 2.

	As of December 31, 2009
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual funds	$300,236,307	$-	$-	$300,236,307
Collective investment trusts	-	117,445,139	-	117,445,139
Common stock - LNC	95,516,206	-	-	95,516,206
Investment contracts - LNL	-	-	152,333,309	152,333,309
Money market fund	-	6,644,587	-	6,644,587
Participant loans	-	-	16,010,952	16,010,952
Total assets	$395,752,513	$124,089,726	$168,344,261	$688,186,500

	As of December 31, 2008
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual funds	$200,023,262	$-	$-	$200,023,262
Collective investment trusts	-	87,726,663	-	87,726,663
Common stock - LNC	65,659,563	-	-	65,659,563
Investment contracts - LNL	-	-	122,921,075	122,921,075
Money market fund	-	1,938,334	-	1,938,334
Participant loans	-	-	12,925,596	12,925,596
Total assets	$265,682,825	$89,664,997	$135,846,671	$491,194,493

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investment assets:

	For the Years Ended December 31, 2009
		Sales, Issuances,
		Maturities,	Transfers In
	Beginning	Settlements and	or Out of	Ending
	Fair Value	Calls, net	Level 3, net	Fair Value
Investment contracts - LNL	$122,921,075	$29,412,234	$-	$152,333,309
Participant loans	12,925,596	3,085,356	-	16,010,952
Total	$135,846,671	$32,497,590	$-	$168,344,261

	For the Years Ended December 31, 2008
		Sales, Issuances,
		Maturities,	Transfers In
	Beginning	Settlements and	or Out of	Ending
	Fair Value	Calls, net	Level 3, net	Fair Value
Investment contracts - LNL	$69,015,158	$57,364,911	$(3,458,994)	$122,921,075
Participant loans	13,153,228	463,830	(691,462)	12,925,596
Total	$82,168,386	$57,828,741	$(4,150,456)	$135,846,671

5.  Income Tax Status

The Plan received a determination letter from the IRS dated April 30, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.  Federal (and most states) income tax is deferred on participants’ pre-tax contributions, the Employer’s contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan.  However, the participants’ Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.

6.  Related Party Transactions

The Plan has investments LNC common stock and investment contracts with LNL. Starting October 1, 2008, the Plan also invests in mutual funds and collective investment trusts managed by DMH, an affiliate of LNC through January 4, 2010.  For the first nine months of 2008, the Plan was invested in pooled separate accounts with LNL.  LNL charged the Plan for certain administrative expenses. Total administrative expenses were $243,606 in 2008.  Lincoln Alliance, formerly an affiliate of LNC, through January 4, 2010, is the recordkeeper for the Plan.  As of October 1, 2008, all administrative expenses are being paid by LNC.

7.  Concentrations of Credit Risks

As of December 31, 2009, the Plan had investments in LNC common stock and investment contracts with LNL of $95,516,206 and $152,333,309, respectively (13.95% and 22.24% of net assets, respectively).  As of December 31, 2008, the Plan had investments in LNC common stock and investment contracts with LNL of $65,659,563 and $122,921,075, respectively (13.35% and 25.00% of net assets, respectively).  LNC operates predominately in the insurance and investment management industries.

The Plan invests in various investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.  Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2009	2008
Net assets available for benefits per the financial statements	$684,939,727	$491,779,022
Amounts allocated to withdrawn participants	(445,135)	(405,959)
Net assets available for benefits per the Form 5500	$684,494,592	$491,373,063

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	As of December 31,
	2009	2008
Distributions to participants per the financial statements	$56,371,079	$78,499,123
Amounts allocated to withdrawn participants at end of year	445,135	405,959
Amounts allocated to withdrawn participants at prior end of year	(405,959)	(21,118)
Distributions to participants per the Form 5500	$56,410,255	$78,883,964

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid; however, the financial statements do not reduce assets until paid.

The following is a reconciliation of the reported net appreciation (depreciation) of Common Stock – LNC per the financial statements to the Form 5500:

	For the Years Ended
	December 31,
	2009	2008
Common Stock - LNC net appreciation (depreciation) per the financial statements	$37,401,229	$(86,273,127)
Difference in realized gain (loss) basis	4,064,685	(9,011,291)
Common Stock - LNC net appreciation (depreciation) per the Form 5500	$33,336,544	$(77,261,836)

The Form 5500 reports the realized gains and losses on common stock as the difference between the proceeds of assets sold during the year and the fair value of those assets at the beginning of the year; however, the financial statements report the realized gains and losses on common stock as the difference between historical cost and fair value.

Supplemental Schedule

Lincoln National Corporation
Employees' Savings and Retirement Plan

Plan Number: 009
EIN: 35-0472300

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2009

(a)	(b)	(c)		(d)	(e)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest,			Current
	Lessor or Similar Party	Par or Maturity Value		Cost	Value

	Mutual funds:
	Columbia Acorn Z	1,950,037.161	participation units	**	$ 48,126,917
*	Delaware Conservative Allocation I	752,692.913	participation units	**	7,135,529
*	Delaware Moderate Allocation I	3,292,262.154	participation units	**	32,889,699
*	Delaware Aggressive Allocation I	1,066,319.795	participation units	**	9,586,215
*	Delaware Mid Cap Value I	959,420.127	participation units	**	7,013,361
	Dodge & Cox International Stock	979,868.133	participation units	**	31,208,800
	American Fund Growth Fund of America R-5	1,697,372.917	participation units	**	46,304,333
	Harbor International Growth Institutional	3,270,935.202	participation units	**	36,209,253
	Vanguard Institutional Index	618,619.371	participation units	**	63,086,803
	Vanguard Extended Market Index Institutional	571,462.577	participation units	**	18,675,397
	Total mutual funds				300,236,307

	Collective investment trusts:
*	Delaware Large Cap Value Trust	2,890,020.493	participation units	**	30,027,313
*	Delaware International Equity Trust	102,449.377	participation units	**	762,223
*	Delaware Small Cap Growth Trust	1,586,037.140	participation units	**	16,383,764
*	Delaware Diversified Income Trust	4,076,803.592	participation units	**	52,713,070
*	Delaware Large Cap Growth Trust	1,570,551.770	participation units	**	17,558,769
	Total collective investment trusts				117,445,139

*	Common stock - LNC	3,839,075.804	shares		95,516,206

*	Investment contracts - LNL	4.70% interest	rate (annualized)	**	152,333,309

	Wilmington Trust Money Market Fund W Class	6,644,587.250	par value	**	6,644,587

	Participant loans	Various loans at interest rates varying from 4.25% to 12.50% Maturity through November 2029

				-	16,010,952
	Total				$ 688,186,500

*	Indicates party-in-interest to the Plan.
**	Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of The Lincoln National Corporation Employees’ Savings and Retirement Plan has duly caused this amendment to this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln National Corporation
Employees’ Savings and Retirement Plan

By: /s/ George A. Murphy
Date: July 1, 2010	George A. Murphy on behalf of The Lincoln National
Corporation Benefits Committee